UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry Into Material Agreement

On October 29, 2026, Luda Technology Group Limited (the “Company”) executed a share purchase agreement (the “Agreement”) with Asia AI Data Centre & Quantum Technology Company Limited (“AI Data Quant Tech”) to acquire a 55% stake in AI Data Quant Tech, following the previously announced memorandum of understanding entered into by the parties on June 18, 2026,in relation to the transaction.

Upon completion of the Agreement, the Company will acquire 5,500 ordinary shares of AI Data Quant Tech, representing 55% of its issued share capital, for a total consideration of US$935,000. The consideration is comprised of US$600,000 in cash and US$335,000 to be satisfied by allotment and issuance of ordinary shares (the “Ordinary Shares”) of the Company. The parties acknowledge that the value of the Consideration Shares is calculated by reference to 91,780 ordinary shares of the Company at US$3.65 per share, being the market closing price on October 14, 2026. Of the cash portion of the consideration, US$400,000 has been paid; the remaining US$200,000 is due within three months after the execution date of the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as an exhibit 99.1 to this Report on Form 6-K.

Press Release

On October 30, 2026, the Company issued a press release, a copy of which are filed as Exhibit 99.2 hereto, and incorporated herein by reference, announcing that the Company’s execution of the Agreement, as well as its execution of a memorandum of understanding (the “MOU”) with Huazhi Future (Chongqing) Technology Company, Limited to explore strategic opportunities in AI infrastructure.

Exhibit Index

Exhibit No.	Description
99.1	Share Purchase Agreement dated October 29, 2026
99.2	Press Release dated October 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: October 30, 2026

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